Exhibit 99.1

Mecox Lane to Sell Interest in Giosis Mecoxlane Joint Venture

SHANGHAI, Dec. 22, 2014 - Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), a multi-brand and multi-channel retailer of health, beauty and lifestyle products, today announced that the Company has entered into a share purchase agreement on December 19, 2014 with Oak Investment Partners XII, LP, pursuant to which the Company has sold its entire equity interest in its joint venture, Giosis Mecoxlane, for consideration of US$2.0 million.

“The sale of Mecox Lane’s interest in the Giosis Mecoxlane joint venture is the latest step in our strategy of directing our available resources to the Company’s best-performing lines of business, specifically our sales of health and beauty products,” said Mecox Lane’s director and chief executive officer, Ms. Ingrid Wang. “In addition to the joint venture’s prolonged underperformance, its platform of multiple, competing sellers is no longer consistent with our current plans for developing more membership-oriented sales and marketing. With the sale, we will be no longer burdened with a loss-making business, and can focus more on our current core business. We will remain a multi-channel retailer and plan to further expand the Company’s online sales channels and build our mobile sales capabilities.”

The joint venture was established in December of 2012, under the direction of the Company’s former management team, to operate an online marketplace of competing and independent sellers and brands. With the purchase by Cnshangquan of approximately 63.7% of the issued and outstanding ordinary shares of Mecox Lane, and the arrival of a new management team in May of this year, the Company has since spun-off its apparel and accessories business to focus on providing membership-oriented health and beauty products to consumers in China.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China focused on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Christina Hou
Mecox Lane Limited
Tel: +86-21-3108-1111 Ext. 8161
Email: ir@mecoxlane.com

Nicholas Manganaro
Ogilvy Financial, Beijing
Tel: +86-10-8520-6139
Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
Email: mcox@ogilvy.com